

May 30, 2005

(Submitted as Telefacsimile Transmittal to (202) 551-3718)

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0405

RE: Information Requested

Dear Mr. Schwall:

You have requested in your fax letter to me of May 26, 2005 (received May 27th) that Little Squaw Gold Mining Company (the Company) respond within 10 days to certain engineering comments by your staff pertaining to the Company's 2004 10-KSB filing. We are happy to comply. However, in a May 27th phone call to Ken Schuler I discussed with him problems with the timely availability of the knowledgeable parties needed to construct the response, and I asked for an extension of the deadline to do so. Mr. Schuler verbally agreed to a revised response time table whereby the our comments will be submitted no later than Monday, June 20th.

Please acknowledge the period for our response has been extended.

Thank you,

Richard R. Walters
President

Cc: Ken Schuler via e-mail to schuler@sec.gov

3412 S. Lincoln Dr. • Spokane, WA 99224
Office: 509-624-5831 • Cell: 509-990-6008 • Fax: 509-624-2878
R.R.Walt@att.net • www.littlesquawgold.com